

Entity Profile Information

Viewed on September 11, 2025

NFA ID 0519438 MORGAN STANLEY EUROPE SE

Current Status Information

Branch ID	Status	Effective Date
	SWAP DEALER REGISTERED	08/15/2023
	EXEMPT FOREIGN FIRM APPROVED	10/28/2019
	NFA MEMBER APPROVED	08/05/2019

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
EXEMPT FOREIGN FIRM APPROVED	10/28/2019
EXEMPT FOREIGN FIRM PENDING	09/05/2019
NFA MEMBER APPROVED	08/05/2019
SWAP DEALER PROVISIONALLY REGISTERED	07/01/2019
SWAP DEALER PENDING	06/05/2019
NFA MEMBER PENDING	06/05/2019

Outstanding Requirements

Annual Due Date: 9/1/2026

No information available.

Disciplined Employee Summary

Exempt Foreign Firm Information

NFA ID	Agent Name	Start Date	End Date
0003045	MORGAN STANLEY & CO LLC	10/28/2019	

NFA ID	Regulator Name	Start Date	End Date
0320054	EUREX DEUTSCHLAND	10/28/2019	

Exemption Category	Exemption Type
FUTURES COMMISSION MERCHANT	30.10



Business Information

Name	MORGAN STANLEY EUROPE SE
Form of Organization	CORPORATION
Country	GERMANY
Federal EIN	Not provided

Business Address

Street Address 1	MORGAN STANLEY EUROPE SE
Street Address 2	GROSSE GALLUSSTRASSE 18
City	FRANKFURT
Zip/Postal Code	60312
Country	GERMANY
Phone Number	+49 69 21660
Fax Number	Not provided
Email	Not provided
Website/URL	Not provided
CRD/IARD ID	Not provided



Exempt Foreign Firm Contact Information

Viewed on September 11, 2025

NFA ID 0519438 MORGAN STANLEY EUROPE SE

Exempt Foreign Firm Contact Address

First Name	FRIEDRICH
Last Name	PRINZ VON PREUSSEN
Title	EXECUTIVE DIRECTOR
Street Address 1	MORGAN STANLEY EUROPE SE
Street Address 2	GROSSE GALLUSSTRASSE 18
City	FRANKFURT
Zip/Postal Code	60312
Country	GERMANY
Phone	+49 69 2166-2575
Email	FRIEDRICH.PREUSSEN@MORGANSTANLEY.COM



Other Names

NFA ID 0519438 MORGAN STANLEY EUROPE SE

Not provided



Location of Business Records

NFA ID 0519438 MORGAN STANLEY EUROPE SE

Street Address 1	MORGAN STANLEY EUROPE SE
Street Address 2	GROSSE GALLUSSTRASSE 18
City	FRANKFURT
Zip/Postal Code	60312
Country	GERMANY



U.S. Address for the Production of Business Records

NFA ID 0519438 MORGAN STANLEY EUROPE SE

Office Of	MORGAN STANLEY & CO LLC
Street Address 1	1585 BROADWAY
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10020



Individual Information

NFA ID	0548061
Name	BEST, DAVID EDWARD MICHAEL
TItle(s)	CHIEF OPERATING OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	04-22-2022

NFA ID	0522602
Name	BORGHETTO, MARTIN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	06-12-2019

NFA ID	0565448
Name	HERRMANN, SOPHIA CHRISTINA ISABELLE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-03-2024

NFA ID	0572104
Name	JONES, MICHELE
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	08-04-2025

NFA ID	0545250
Name	KONOLD, MARKUS
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-06-2022

NFA ID	0522603
Name	LINGNAU, PHILIPP
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	06-14-2019

NFA ID	0542937
Name	LUEHRS, MARTIN HEINRICH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-03-2021

NFA ID	0522601
Name	MUNKELT, ANDRE
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	06-13-2019

NFA ID	0560682
Name	PRINZ VON PREUSSEN, FRIEDRICH WILHELM
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	01-17-2024

Holding Company Information

NFA ID	0522865
Full Name	MORGAN STANLEY EUROPE HOLDING SE
10% or More Interest	Yes
Status	APPROVED
Effective Date	06-07-2019



Non-U.S. Regulator Information

NFA ID 0519438 MORGAN STANLEY EUROPE SE

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
GERMANY	BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (BAFIN)
GERMANY	EUROPEAN CENTRAL BANK
GERMANY	DEUTSCHE BUNDESBANK



Agent Information

Current Agent

Agent ID	Agent Name	Start Date
0003045	MORGAN STANLEY & CO LLC	10/28/2019

Agent History

Agent ID	Agent Name	Start Date	End Date
No information available			



Doing Business With

Doing Business With - Current

NFA ID	Name	Start Date
No Information Available		

Doing Business With - History

NFA ID	Name	Start Date	End Date
No Information Available			



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

No

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

No



Registration Contact Information

First Name	FRIEDRICH
Last Name	PRINZ VON PREUSSEN
Title	EXECUTIVE DIRECTOR
Street Address 1	MORGAN STANLEY EUROPE SE
Street Address 2	GROSSE GALLUSSTRASSE 18
City	FRANKFURT
Zip/Postal Code	60312
Country	GERMANY
Phone	+49 69 2166-2575
Email	FRIEDRICH.PREUSSEN@MORGANSTANLEY.COM



Enforcement/Compliance Communication Contact Information

First Name	REBECCA
Last Name	BRYANS
Title	VICE PRESIDENT
Street Address 1	GROSSE GALLUSSTRASSE 18
City	FRANKFURT
Zip/Postal Code	60312
Country	GERMANY
Phone	+49 69 2166-2529
Email	REBECCA.BRYANS@MORGANSTANLEY.COM

First Name	KAREN
Last Name	FENELON SMITH
Title	VICE PRESIDENT
Street Address 1	20 BANK STREET
Street Address 2	CANARY WHARF
City	LONDON
Zip/Postal Code	E14 4AD
Country	UNITED KINGDOM
Phone	+44 20 7677 2414
Email	KAREN.FENELON@MORGANSTANLEY.COM

First Name	FRIEDRICH
Last Name	PRINZ VON PREUSSEN
Title	EXECUTIVE DIRECTOR
Street Address 1	GROSSE GALLUSSTRASSE 18
City	FRANKFURT
Zip/Postal Code	60312
Country	GERMANY
Phone	+49 69 2166-2575
Email	FRIEDRICH.PREUSSEN@MORGANSTANLEY.COM

First Name	NICOLE
Last Name	ZIMMERMANN
Title	VICE PRESIDENT
Street Address 1	GROSSE GALLUSSTRASSE 18
Street Address 2	FRANKFURT

City	FRANKFURT
Province	FRANKFURT 60312
Zip/Postal Code	60312
Country	GERMANY
Phone	+49 69-21662531
Email	NICOLE.ZIMMERMANN@MORGANSTANLEY.COM

OMB Numbers 3038-0023 (exp. April 30, 2026) & 3038-0072 (exp. August 31, 2026)

Page 2 of 2



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE SECURITIES AND EXCHANGE COMMISSION



Membership Contact Information

Membership Contact

First Name	FRIEDRICH
Last Name	PRINZ VON PREUSSEN
Title	EXECUTIVE DIRECTOR
Street Address 1	GROSSE GALLUSSTRASSE 18
City	FRANKFURT
Zip/Postal Code	60312
Country	GERMANY
Phone	+49 69 2166-2575
Email	FRIEDRICH.PREUSSEN@MORGANSTANLEY.COM

Accounting Contact

First Name	KAREN
Last Name	FENELON SMITH
Title	VICE PRESIDENT
Street Address 1	20 BANK STREET
Street Address 2	CANARY WHARF
Street Address 3	LONDON
City	LONDON
Zip/Postal Code	E14 4AD
Country	UNITED KINGDOM
Phone	+44 207 677 2414
Email	KAREN.FENELON@MORGANSTANLEY.COM

Arbitration Contact

First Name	KATE
Last Name	MOZZICARELLI
Title	MANAGING DIRECTOR
Street Address 1	GROSSE GALLUSSTRASSE 18
City	FRANKFURT
Zip/Postal Code	60312
Country	GERMANY
Phone	+49 69 2166-2504
Email	KATE.MOZZICARELLI@MORGANSTANLEY.COM

Compliance Contact

First Name	REBECCA
Last Name	BRYANS
Title	VICE PRESIDENT
Street Address 1	GROSSE GALLUSSTRASSE 18
City	FRANKFURT
Zip/Postal Code	60312
Country	GERMANY
Phone	+49 69 2166-2529
Email	REBECCA.BRYANS@MORGANSTANLEY.COM

Chief Compliance Officer Contact

First Name	FRIEDRICH
Last Name	PRINZ VON PREUSSEN
Title	EXECUTIVE DIRECTOR
Street Address 1	GROSSE GALLUSSTRASSE 18
City	FRANKFURT
Zip/Postal Code	60312
Country	GERMANY
Phone	+49 69 2166 2575
Email	FRIEDRICH.PREUSSEN@MORGANSTANLEY.COM

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

THE FAILURE TO DISCLOSE A DISCIPLINARY MATTER EITHER IN AN APPLICATION OR AN UPDATE WILL RESULT IN THE IMPOSITION OF A LATE DISCLOSURE FEE IN ACCORDANCE WITH NFA REGISTRATION RULE 210(c).

DEFINED TERMS

Words that are underlined in this form are defined terms and have the meanings contained in the Definition of Terms section.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration Investigations or Legal ("RIL") staff) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RIL staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences,

OMB Numbers 3038-0023 and 3038-0072

NFA ID   0519438   MORGAN STANLEY EUROPE SE

Submitted By   BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
                   4

---

including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

With some exceptions, which are described below in the Regulatory and Financial Disclosures
sections, if any question requires the provision of information, that information must be provided. In
particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the
question must be answered "Yes" and additional documents must be provided even if the matter has
been disclosed to another regulatory body such as FINRA, an exchange or a state regulator.
Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the
same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular
matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA
Information Center at (800) 621-3570 or (312) 781-1410. Representatives are available from 8:00
a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written
record containing the date of the conversation, the name of the NFA staff person giving the advice
and a description of the advice should be made during the conversation and kept in the event an
issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements,
diversion programs and similar processes. The Commodity Futures Trading Commission requires a
"Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication
or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon
completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the futures
industry. All criminal matters must be disclosed, even if a matter is unrelated to the futures industry,
unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or domestic futures
exchanges do not need to be disclosed since NFA is already aware of them once they are entered
into NFA's BASIC system.

OMB Numbers 3038-0023 and 3038-0072

NFA ID   0519438   MORGAN STANLEY EUROPE SE

Submitted By   BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
                   4

Financial Disclosures

It is not necessary to disclose arbitration or CFTC reparations matters unless the applicant or registrant has failed to pay an award issued in a futures-related arbitration or an order entered in a reparations matter.

Only adversary actions that a bankruptcy trustee or a trustee's attorney files must be disclosed. Adversary actions that creditors file are not disclosable. A **person** named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the **person** is not the bankrupt **person**.

ADDITIONAL DOCUMENTS

For any matter that caused a "Yes" answer, a written explanation detailing the events and conduct must be provided. That explanation can be entered on the Matter pages by giving it a name, e.g., the docket number of the case, and describing it in the text box. Alternatively, the explanation can be sent in hard copy format to NFA.

In addition to the required explanation, other documents about the matter must be sent to NFA. If court documents are unavailable, a letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, the **person** must provide a written explanation for their unavailability.

Like answering the questions correctly, providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

OMB Numbers 3038-0023 and 3038-0072

NFA ID   0519438   MORGAN STANLEY EUROPE SE

Submitted By BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
                  4

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an entity's stock; entitlement to vote or empowered to sell 10% or more of an entity's voting securities; contribution of 10% or more of an entity's capital; or entitlement to 10% or more of an entity's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

ALIAS: another name utilized by an individual or previously used by an entity.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR: Solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:
- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or
- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

ENTITY: any person other than an individual.

OMB Numbers 3038-0023 and 3038-0072

NFA ID   0519438   MORGAN STANLEY EUROPE SE

Submitted By BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
4

ENTITY FLOOR TRADER: an applicant that files or registrant that filed a Form 7-R to apply for registration as a floor trader.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FLOOR TRADER ORDER ENTERER: an individual responsible for entry of orders from an Entity Floor Trader's own account.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INDIRECT OWNER: an individual who through agreement, holding companies, nominees, trusts or otherwise:
- is the owner of 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;
- is entitled to vote 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;
- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;
- is entitled to receive 10% or more of an entity's net profits; or
- has the power to exercise a controlling influence over an entity's activities that are subject to regulation by the Commission.

INTERNAL REVENUE CODE:
Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act
- The Securities Act of 1933
- The Securities Exchange Act of 1934

National Futures Association

Firm Application (7R) Filed   June 05, 2019   Page 6

OMB Numbers   3038-0023 and 3038-0072
NFA ID   0519438   MORGAN STANLEY EUROPE SE
Submitted By   BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
                    4

- The Public Utility Holding Company Act of 1935
- The Trust Indenture Act of 1939
- The Investment Advisers Act of 1940
- The Investment Company Act of 1940
- The Securities Investors Protection Act of 1970
- The Foreign Corrupt Practices Act of 1977
- Chapter 96 of Title 18 of the United States Code
- Any similar statute of a State or foreign jurisdiction
- Any rule, regulation or order under any such statutes; and
- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

NON-U.S. NATURAL PERSON: an individual who has not resided in the U.S. since reaching the age of 18 years.

OTHER NAME: For firms or sole proprietors, any other name that the applicant uses or has used in the past for its futures, retail off-exchange forex or swaps business but not the name of any other legal entity that the applicant has an affiliation or association with (see DBA). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

OUTSIDE DIRECTOR: an individual who is director of an applicant or registrant and who:
- is not an officer or employee of the applicant or registrant;
- is not engaged in or have direct supervisory responsibility over persons engaged in the solicitation of

  - or acceptance of customers' orders or retail forex customers' orders;

  - funds, securities or property for participation in a commodity pool;

  - a client's or prospective client's discretionary account;

  - leverage customers' orders for leverage transactions;

  - or acceptance of a swap agreement; or

- does not regularly have access to the keeping, handling or processing of:

  - transactions involving "commodity interests", as that term is defined in CFTC Regulation 1.3(yy);

  - customer funds, retail forex customer funds, leverage customer funds, foreign futures or foreign options secured amount, or adjusted net capital.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL - means, with respect to an applicant, a registrant, or a person required to be registered under the Act:

(1) an individual who is:
- a sole proprietor of a sole proprietorship;
- a general partner of a partnership;
- a director, president, chief executive officer, chief operating officer, chief financial officer, or a person in charge of a business unit, division or function subject to regulation by the Commission of a corporation, limited liability company or limited liability partnership;
- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or
- a chief compliance officer; or

(2) an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:
- is the owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;
- is entitled to vote 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;
- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;
- is entitled to receive 10% or more of an applicant or registrant's net profits; or
- has the power to exercise a controlling influence over an applicant or registrant's activities that are subject to regulation by the Commission; or

(3) an entity that:
- is a general partner of a partnership; or

National Futures Association

Firm Application (7R) Filed June 05, 2019   Page 8

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                  4

- is the direct owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities; or

(4) an individual who or an entity that:

- has contributed 10% or more of an applicant or registrant's capital unless such capital contribution consists of subordinated debt contributed by:

  - an unaffiliated bank insured by the Federal Deposit Insurance Corporation;

  - an unaffiliated "foreign bank," as defined in 12 CFR 211.21(n) that currently operates an "office of a foreign bank," as defined in 12 CFR 211.21(t), which is licensed under 12 CFR 211.24(a);

  - such office of an unaffiliated, licensed foreign bank; or

  - an insurance company subject to regulation by any State,

  provided such debt is not guaranteed by an individual who or entity that is not a principal of the applicant or registrant.

For the purpose of answering Questions A, B, C, D, E, F, G, I and K of the Disciplinary Information sections, PRINCIPAL also means an individual described in (1), (2) or (4) above with respect to any entity whether or not the entity is an applicant, registrant, or a person required to be registered under the Act.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards of conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE: Section 152:   Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:   Mail fraud
Chapter 25:   Counterfeiting and forgery
Chapter 47:   Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:   Racketeering and Racketeering Influence

Privacy Act and Paperwork Reduction Act Notice

Privacy Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2(c), 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act, 7 U.S.C. §§ 2(c), 6f, 6k, 6n, 6s, 12a and 23. Under Section 2(c), it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act, 7 U.S.C. §6d, it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act, 7 U.S.C. §6m, it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act, 7 U.S.C. §6s, it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act, 7 U.S.C. §23 and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for conducting an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader.

Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate

OMB Numbers 3038-0023 and 3038-0072

NFA ID   0519438   MORGAN STANLEY EUROPE SE

Submitted By   BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
                   4

cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

With the exception of the social security number and Federal employer identification number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number and Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996, which allows the CFTC to use the social security number or taxpayer identifying number furnished to the CFTC as part of the registration process for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. Although voluntary, the furnishing of a social security number or Federal employer identification number assists the CFTC and NFA in identifying individuals and firms, and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

NFA makes available to the public on NFA website(s), including the Background Affiliation Status Information Center (BASIC), firm directories, business addresses, telephone numbers, registration categories, effective dates of registration, registration status, and disciplinary action taken concerning futures commission merchants, introducing brokers, commodity pool operators, commodity trading advisors, swap dealers, major swap participants and retail foreign exchange dealers and their associated persons and principals; non-natural person floor traders and their principals; and floor trader order enterers.

Additional information on Forms 7-R, 7-W, 8-R and 8-T is publicly available, and may be accessed by contacting the National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615, except for the following information, which is generally not available for public release unless required under the Freedom of Information Act (FOIA):

• The fingerprint card, including its demographic information;
• social security number;
• date of birth;
• location of birth;

National Futures Association

Firm Application (7R) Filed June 05, 2019   Page 11

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                          4

• current residential address; and
• any supplementary information filed in response to the Form 8-R "Personal Information,"
"Disciplinary Information," "Matter Information," or "Disclosure Matter" sections, Form 8-T
"Withdrawal Reasons," "Disciplinary Information," or "Matter Information" sections, and Form
7-W, "Additional Customer Information" sections.

The CFTC, or NFA acting in accordance with rules approved by the CFTC, may disclose to third
parties any information provided on Forms 7-R, 7-W, 8-R and 8-T pursuant to the Commodity
Exchange Act, 7 U.S.C. §1 et. seq., Privacy Act of 1974, 5 U.S.C. §552a (Privacy Act), and the
Commission's Privacy Act routine uses published in the Federal Register, which may include,
but is not limited to, disclosure to Federal, state, local, or foreign law enforcement or regulatory
authorities acting within the scope of their jurisdiction or for their use in meeting responsibilities
assigned to them by law. The information will be maintained and disclosures will be made in
accordance with CFTC Privacy Act System of Records Notice CFTC-12, National Futures
Association (NFA) Applications Suite System (Exempted), CFTC-10, Investigatory Records
(Exempted), or another relevant System of Records Notice, available from the CFTC "Privacy
Program" page, http://www.cftc.gov/Transparency/PrivacyOffice.

If an individual believes that information on the forms is confidential, the individual may petition
the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to
requests under FOIA. 5 U.S.C. §552. The filing of a petition for confidential treatment, however,
does not guarantee that the information will be treated confidentially in response to a FOIA
request. The CFTC will make no determination as to confidential treatment of information
submitted unless and until the information is the subject of an FOIA request.

This notice is provided in accordance with the requirements of the Privacy Act, 5 U.S.C.
§552a(e)(3), and summarizes some of an individual's rights under the Privacy Act, 5 U.S.C.
§552a. Individuals desiring further information should consult the CFTC's regulations under the
Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and
the CFTC's published System of Records Notices, which describe the existence and character
of each system of records maintained by the CFTC, available at the CFTC "Privacy Program"
page.

Forms which have not been prepared and executed in compliance with applicable requirements
may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the
information is true, current or complete. Misstatements or omissions of fact may constitute
federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification
from registration.

Paperwork Reduction Act Notice

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0519438   MORGAN STANLEY EUROPE SE
Submitted By BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
                 4

OMB Numbers 3038-0023 and 3038-0072

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 7-W, Form 8-R and Form 8-T may vary depending upon individual circumstances. The estimated average times are:

Form 7-R
FCM   0.6 hours
SD   1.1 hours
MSP   1.1 hours
RFED   0.6 hours
IB   0.5 hours
CPO   0.5 hours
CTA   0.5 hours
FT   0.6 hours

Form 7-W   0.1 hours
Form 8-R   1.0 hours
Form 8-T   0.2 hours.

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0519438   MORGAN STANLEY EUROPE SE
Submitted By BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
4

Registration Categories

NFA MEMBER

SWAP DEALER

Membership Information

Not applicable.

OMB Numbers 3038-0023 and 3038-0072

NFA ID 0519438   MORGAN STANLEY EUROPE SE

Submitted By BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
4

Business Information

Business Address MORGAN STANLEY EUROPE SE
JUNGHOFSTRASSE 13-15
FRANKFURT 60311
GERMANY

Phone Number +49 69 21660

Fax Number Not provided.

E-mail Address Not provided.

Website / URL Not provided.

Federal EIN Not provided.

CRD ID Not provided.

Form of Organization CORPORATION

Location GERMANY

Other Names

National Futures Association

Firm Application (7R) Filed June 05, 2019   Page 15

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NFA ID   0519438   MORGAN STANLEY EUROPE SE
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                   4

Location of Business Records

Business Records Address

MORGAN STANLEY EUROPE SE
JUNGHOFSTRASSE 13-15
FRANKFURT 60311
GERMANY

U.S. Address for Production of Business Records

MORGAN STANLEY & CO LLC
1585 BROADWAY
NEW YORK, NY 10020
UNITED STATES

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0519438   MORGAN STANLEY EUROPE SE
Submitted By BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
                  4

Holding Company Information

Name: MORGAN STANLEY EUROPE HOLDING SE
10% or more interest? YES

OMB Numbers 3038-0023 and 3038-0072

NFA ID 0519438   MORGAN STANLEY EUROPE SE

Submitted By BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
4

Regulator Information

Non-U.S. Regulator(s) During The Past Five Years

BAFIN
EUROPEAN CENTRAL BANK

U.S. Regulator(s)

None.

National Futures Association

Firm Application (7R) Filed June 05, 2019   Page 18

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0519438   MORGAN STANLEY EUROPE SE
Submitted By BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
                  4

Disciplinary Information

Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE FIRM OR SOLE PROPRIETOR MUST ANSWER "YES" TO THE QUESTIONS ON THIS PAGE EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR
- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR
- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR
- THE RECORD WAS EXPUNGED OR SEALED; OR
- A PARDON WAS GRANTED.

THE FIRM OR SOLE PROPRIETOR MAY ANSWER "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

A. Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court?   **NO**

B. Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any misdemeanor in any domestic, foreign or military court which involves: **NO**

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code; or

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0519438   MORGAN STANLEY EUROPE SE
Submitted By BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
                  4

- any transaction in or advice concerning futures, options, leverage transactions or securities?

C. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?   **NO**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **N/A**

National Futures Association

Firm Application (7R) Filed June 05, 2019   Page 20

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Submitted By BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
                  4

Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

D. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been permanently or temporarily enjoined after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving: **NO**

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

E. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the result of a settlement, consent decree or other agreement, to: **NO**

- have violated any provision of any investment-related statute or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

F. Has the firm or sole proprietor ever been debarred by any agency of the United States from contracting with the United States?   **NO**

G. Has the firm or sole proprietor ever been the subject of any order issued by or a party to any agreement with a domestic or foreign regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a domestic futures exchange) that prevented or restricted the firm or sole proprietor's ability to engage in any business in the financial services industry?   **NO**

OMB Numbers 3038-0023 and 3038-0072

NFA ID   0519438   MORGAN STANLEY EUROPE SE

Submitted By   BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
                   4

H. Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?   **NO**

I. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?   **NO**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **N/A**

OMB Numbers 3038-0023 and 3038-0072

NFA ID   0519438   MORGAN STANLEY EUROPE SE

Submitted By   BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
                    4

Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions
and Definition of Terms at the beginning of this document.

J. Has the firm or sole proprietor ever been the subject of an adversary action brought by,   **NO**
or on behalf of, a bankruptcy trustee?

For any "Yes" answer to the question above, has the firm or sole proprietor previously   **N/A**
provided NFA or the CFTC all supplemental documentation for all matters requiring a
"Yes" answer?

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0519438   MORGAN STANLEY EUROPE SE
Submitted By   BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
                   4

Contact Information

Registration Contact

LARS-FREDERIK SUESS
EXECUTIVE DIRECTOR
MORGAN STANLEY EUROPE SE
JUNGHOFSTRASSE 13-15
FRANKFURT 60311
GERMANY
Phone: +49 69 2166 2516

Membership Contact

ROSARIO CHIARENZO
EXECUTIVE DIRECTOR
MORGAN STANLEY & CO LLC
1585 BROADWAY
NEW YORK, NY 10036
UNITED STATES
Phone: +1 212 537 2139

Accounting Contact

ROBERT GIEGERICH
EXECUTIVE DIRECTOR
MORGAN STANLEY & CO LLC
1585 BROADWAY
NEW YORK, NY 10036
UNITED STATES
Phone: +1 212 276 3687

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0519438   MORGAN STANLEY EUROPE SE
Submitted By BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
                  4

Arbitration Contact

MORITZ KARGE
EXECUTIVE DIRECTOR
MORGAN STANLEY EUROPE SE
JUNGHOFSTRASSE 13-15
FRANKFURT 60311
GERMANY
Phone: +49 69 2166 2524

Compliance Contact

LARS FREDERIK SUESS
EXECUTIVE DIRECTOR
MORGAN STANLEY EUROPE SE
JUNGHOFSTRASSE 13-15
FRANKFURT 60311
GERMANY
Phone: +49 69 2166 2516

Chief Compliance Officer

BERNHARD SUTER
EXECUTIVE DIRECTOR
MORGAN STANLEY EUROPE SE
JUNGHOFSTRASSE 13-15
FRANKFURT 60311
GERMANY
Phone: +49 69 2166 2540

OMB Numbers 3038-0023 and 3038-0072

NFA ID   0519438   MORGAN STANLEY EUROPE SE

Submitted By   BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
4

Enforcement/Compliance Communication Contact

BERNHARD SUTER
EXECUTIVE DIRECTOR
MORGAN STANLEY EUROPE SE
JUNGHOFSTRASSE
FRNKFURT 60311
GERMANY
Phone: +49 69 2166 2540
E-mail: BERNHARD.SUTER@MORGANSTANLEY.COM

Enforcement/Compliance Communication Contact

ROSARIO CHIARENZA
EXECUTIVE DIRECTOR
MORGAN STANLEY & CO LLC
1585 BROADWAY
NEW YORK, NY 10020
UNITED STATES
Phone: +1 212 537 2139
E-mail: ROSARIO.CHIARENZA@MORGANSTANLEY.COM

Enforcement/Compliance Communication Contact

LARS FREDERIK SUESS
EXECUTIVE DIRECTOR
MORGAN STANLEY EUROPE SE
JUNGHOFSTRASSE 13-15
FRANKFURT 60311
GERMANY
Phone: +49 69 2166 2516
E-mail: LARS-FREDRIK.SUESS@MORGANSTANLEY.COM

Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

National Futures Association

Firm Application (7R) Filed June 05, 2019   Page 27

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Submitted By BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
4

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

National Futures Association

Firm Application (7R) Filed June 05, 2019   Page 28

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0519438   MORGAN STANLEY EUROPE SE
Submitted By   BROOKESGRINDLAYV   VANESSA BROOKES-GRINDLAY
                   4

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC, DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.